Issuer Free Writing Prospectus dated June 18, 2007
Filed pursuant to Rule 433
Registration Statement No. 333-138739
STERLITE INDUSTRIES (INDIA) LIMITED
130,440,000 American Depositary Shares
Each Representing One Equity Share
Par Value Rs. 2 Per Equity Share
The information below assumes no exercise of the underwriters’ over-allotment option.

Symbol:	SLT

Public Offering Price:	$13.44 per ADS

Total Offering Price:	$1,753,113,600

Proceeds to Sterlite Industries (India) Limited, net of underwriting discounts and commissions:	$13.193 per ADS, $1,720,894,920 total

Settlement and Delivery Date:	June 22, 2007

Underwriting Discounts and Commissions:	$0.247 per ADS, $32,218,680 total

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. International plc Citigroup Global Markets Inc. Nomura Singapore Limited
On June 14, 2007 Sterlite Industries (India) Limited filed Amendment No. 6 to its Registration Statement on Form F-1 to revise and update certain disclosures that had been provided in its preliminary prospectus dated June 4, 2007. Certain of the disclosures included in the preliminary prospectus included in Amendment No. 6 to the Registration Statement that revised the disclosure in the preliminary prospectus dated June 4, 2007 are included below. References to “we,” “us,” “our” and the “company” are used in the manner described in the preliminary prospectus dated June 4, 2007.

The second paragraph under “Sterlite Industries (India) Limited — Overview” on page 1 of the preliminary prospectus, dated June 4, 2007 (the “Preliminary Prospectus”) has been amended to read as follows (additions underlined):
     Copper. We are one of the two custom copper smelters in India, with a 42% primary market share by volume in India in fiscal 2007, according to the International Copper Promotion Council, India, or ICPCI. In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the ~~top~~lowest cost quartile in terms ~~of the lowest cost of production~~ of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt & Associates Ltd., or Brook Hunt, a metals and mining consulting firm.
The third paragraph under “Sterlite Industries (India) Limited — Overview” on page 1 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     Zinc. Our majority-owned subsidiary Hindustan Zinc Limited, or HZL, is India’s only integrated zinc producer and had a 61% market share by volume in India in fiscal 2007, according to the India Lead Zinc Development Association, or ILZDA. HZL’s Rampura Agucha zinc mine is the third largest in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis and was estimated to have the third lowest cost of producing zinc concentrate in 2006, our new Chanderiya hydrometallurgical zinc smelter was in the ~~top~~lowest cost quartile in terms of ~~the lowest cost of production of~~ all zinc smelting operations worldwide in 2006 and HZL was the world’s fourth largest ~~lead-~~zinc mining company in 2006 based on mine production, according to Brook Hunt.
Under “Export Obligations,” the paragraph on page 81 to 82 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     We have export obligations of Rs. 31,100 million ($721.6 million) over the next eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, the liability would be Rs. 4,470 million ($103.7 million), reduced in proportion to actual exports. ~~We~~Due to the remote likelihood of our being unable to meet our export obligations, we do not anticipate ~~any liability on~~a loss with respect to these obligations and hence have not ~~recorded~~made any ~~liability~~provision in our consolidated financial statements.
Under “Contingencies,” the first and second paragraphs on page 83 to 84 of the Preliminary Prospectus have been amended to read as follows (additions underlined):
     We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns.

We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by us as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized, and in the event these disputes are not resolved in our favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are therefore timing differences. Most of these disputes and disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. We have a right of appeal to the High Court or the Supreme Court of India against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 5,884 million ($136.5 million) ~~of which~~. We have evaluated these contingencies and estimate that it is reasonably possible that some of these claims may result in loss contingencies and hence have recorded Rs. 1,831 million ($42.5 million) ~~has been recorded~~ as current liabilities as of March 31, 2007.
     The claims by third party claimants amounted to Rs. 6,288 million ($145.9 million) as of March 31, 2007, of which Rs. 1,419 million ($32.9 million) has been recorded as current liabilities based on our estimate that some of these claims would become our obligations. We intend to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the resolution of these actions will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability in relation to litigation matters in the accompanying consolidated financial statements.
The second paragraph under “Business — Overview” on page 105 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     Our copper business is principally one of custom smelting. In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the ~~top~~lowest cost quartile in terms ~~of the lowest cost of production~~ of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our copper cathode production has increased from 171,992 tons in fiscal 2005 to 312,720 tons in fiscal 2007, representing a compound annual growth rate of 34.8%. The production increases, together with higher realized TcRc rates and copper market prices, drove net sales of our copper business from Rs. 34,508 million in fiscal 2005 to Rs. 115,192 million ($2,672.7 million) in fiscal 2007, representing a compound annual growth rate of 82.7%.
The third paragraph under “Business — Overview” on page 105 of the Preliminary Prospectus has been amended to read as follows (additions underlined):

     Our fully-integrated zinc business is owned and operated by HZL, India’s leading zinc producer with a 61% market share by volume of the Indian zinc market in fiscal 2007, according to ILZDA. HZL’s Rampura Agucha zinc mine is the third largest in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis and was estimated to have the third lowest cost of producing zinc concentrate in 2006, our new Chanderiya hydrometallurgical zinc smelter was in the ~~top~~lowest cost quartile in terms ~~of the lowest cost of production~~ of all zinc smelting operations worldwide in 2006 and HZL was the world’s fourth largest zinc mining company in 2006 based on mine production, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). It is our current intention to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL. HZL’s operations include three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in Northwest India and one zinc smelter in Southeast India. HZL’s zinc production has increased from 212,445 tons in fiscal 2005 to 348,316 tons in fiscal 2007, representing a compound annual growth rate of 28.0%. The production increases, together with higher zinc market prices, drove net sales from Rs. 21,967 million in fiscal 2005 to Rs. 85,963 million ($1,944.5 million) in fiscal 2007, representing a compound annual growth rate of 97.8%.
The first paragraph under “Competitive Strengths — High quality assets and resources making us a low-cost producer in copper and zinc” on page 107 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     We believe that our business has assets of global size and scale. Our costs of production in copper and zinc are competitive with those of leading metals and mining companies in the world. According to Brook Hunt, our largest zinc mine, Rampura Agucha, is ranked third in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis. Rampura Agucha had deposits of 53.4 million tons as of March 31, 2006. Moreover, the low strip ratio and good ore mineralogy of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. Our new Chanderiya hydrometallurgical zinc smelter was in the ~~top~~lowest cost quartile in terms ~~of the lowest cost of production~~ of all zinc smelting operations worldwide in 2006, according to Brook Hunt. In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the ~~top~~lowest cost quartile in terms ~~of the lowest cost of production~~ of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt.
The first full paragraph under “Competitive Strengths — Leading non-ferrous metals and mining company in India with a diversified portfolio” on page 107 to 108 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     According to Brook Hunt, the demand for copper, zinc and aluminum in India is expected to grow from 450,000 tons, 430,000 tons and 1.0 million tons in 2006 to 967,000 tons, ~~661,000~~681,000 tons and 1.6 million tons in 2015, representing compound annual growth rates of 8.9%, ~~4.9~~5.2% and 5.2%, respectively. Similarly, Brook Hunt expects that China will continue to provide an attractive market, with demand for copper, zinc and aluminum expected to grow from 4.0 million tons, 3.2 million tons and 8.8 million tons in 2006 to 7.8 million tons, 5.0 million tons and 21.9 million tons in 2015, representing compound annual growth rates of 7.9%, ~~5.2~~5.1% and 10.7%, respectively. This compares to world demand for copper, zinc and aluminum, which Brook Hunt estimates will grow from 17.5 million tons, 11.3 million tons and 34.6 million tons in 2006 to 24.3 million tons, 14.8 million tons and 55.1 million tons in 2015, representing compound annual growth rates of 3.7%, 3.1% and 5.3%, respectively.
The third paragraph under “Our Copper Business — Overview” on page 116 has been amended to read as follows (additions underlined):
     In recent years, we have improved the operating performance of our copper business by improving operational efficiencies and reducing unit costs, including reducing power costs by constructing a captive power plant at Tuticorin. In 2006, we were the fifth largest custom copper smelter by production volume, our Tuticorin smelter was in the ~~top~~lowest cost quartile in terms ~~of the lowest costs of production~~ of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the third and fifth lowest costs of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. We intend to further improve the operating performance of our copper business by continuing to reduce unit operating costs through improvements in recovery rates, lowering power and transport costs, achieving economies of scale and the achievement of other operational efficiencies.
The last paragraph under “Chanderiya” on page 140 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     The RLE hydrometallurgical zinc smelter and the AusmeltTM lead smelter were completed at a cost of Rs. 12,310 million ($285.6 million), including the cost of a coal-based 154 MW captive power plant commissioned in 2005 which provides all of the power for the Chanderiya facility. The captive power plant requires approximately 50,000 tons of coal per month, which we procure through tenders, with contracts made on the basis of one to three shipments of 50,000 to 70,000 tons each and the particulars depending on price and other circumstances. The coal is imported from a number of third party suppliers. In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block to meet the coal requirements of its captive power plant, with HZL’s share of the coal block being approximately 31.5 million tons. Development of the coal mine has been delayed due to a delay in the formation of the joint venture that has been caused by one of the partners in the consortium, resulting in a technical breach of the coal block allocation letter by the consortium and giving the Government of India the right to terminate the award, though development of the mine continues and the Government of India has not indicated any intention to terminate the award. Currently, production from the mine is not anticipated to commence until 2011 or 2012, depending upon the extent of the delay. If the Government of India were to terminate the award, HZL would continue to import coal from third party suppliers as it currently does or pursue alternative sources.

The first paragraph under “Principal Raw Materials — Power” on page 142 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     Most of HZL’s operations are powered by the coal-based captive power plant at Chanderiya, for which HZL imports the necessary thermal coal from a number of third party suppliers. In addition, HZL, as a part of a consortium with five other partners, recently secured the award of a coal block from the Ministry of Coal of the Government of India, which will help meet the requirements of HZL’s captive power plants in the future. HZL’s portion of the coal block is 31.5 million tons, which according to the Ministry of Coal are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. Development of the coal mine by the consortium has been delayed due to a delay in the formation of the joint venture that has been caused by one of the partners in the consortium, resulting in a technical breach of the coal block allocation letter and giving the Government of India the right to terminate the award, though development of the mine continues and the Government of India has not indicated any intention to terminate the award. Currently, production from the mine is not anticipated to commence until 2011 or 2012, depending upon the extent of the delay. If the Government of India were to terminate the award, HZL would continue to import coal from third party suppliers as it currently does or pursue alternative sources.
Under “Our Plans for Commercial Power Generation — Sterlite Energy — Orissa,” the first full paragraph on page 157 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     Sterlite Energy has commenced construction of the first phase of the project. Sterlite Energy expects a remaining investment of approximately Rs. 76,028 million ($1,764.0 million) over the next three years to complete the first phase totaling 2,400 MW. Sterlite Energy has entered into contracts which provide for, among other things, the design and engineering of a facility, manufacture, procurement and supply of plant and equipment to bring into commercial operation a thermal coal-based power plant. Sterlite Energy has had discussions with the contractor regarding the commencement of the second phase, but our board of directors has not yet approved it. If our board of directors ~~delays~~continues to delay or cancels the second phase, which it may do for any reason, Sterlite Energy may incur additional costs as a result of ~~exchange rate fluctuations during a~~a depreciation in the value of the US Dollar relative to the Chinese Renminbi (RMB) during the delay following May 10, 2007 or payments we may be required to make for facilities common to both phases that were completed at the time of cancellation. We do not anticipate any such additional costs to be material.
Under “Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds,” the third paragraph on page 240 to 241 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     Since 1999, the Government of India has relaxed restrictions on capital account transactions by resident Indians who are now permitted to remit up to $~~25,000~~100,000 per ~~calendar~~financial year (April-March) for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force, or FATF, as “non co-operative countries and territories,” for example, the Cook Islands, Egypt, Guatemala, Indonesia, Myanmar, Nauru, Nigeria, Philippines and Ukraine.
Under “Property, plant and equipment — Mine properties,” the second full paragraph of page F-11 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     Stripping costs or secondary development expenditures incurred during the production stage of operations of an ore body are ~~not deferred and are charged to the statement of operations as~~included in the costs of the ore extracted during the period that the stripping costs are incurred. Secondary development costs refer to expenses incurred after the mining property has begun production of saleable minerals extracted from an ore body. Such costs include the costs of removal of overburden and other mine waste materials to access mineral deposits incurred during the production phase of a mine. Prior to the adoption of Emerging Issue Task Force (“EITF”) 04-06, the Company had utilized the accounting policy of expensing stripping costs or secondary development costs incurred during the production phase of the mine. Hence, the issuance and adoption of EITF 04-06 did not have any impact on the Company’s fiscal periods prior to the required adoption date.
The first paragraph under “Business Combinations,” on page F-12 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     All business combinations are accounted for as acquisitions using the purchase method. Purchase accounting involves recording assets and liabilities of the acquired ~~entities~~businesses at their fair value on the acquisition date. ~~To the extent that any excess~~Excess purchase consideration ~~relates to the acquisition of mine properties, that amount is capitalized within property, plant and equipment as “Mine properties.’’ Other excess purchase consideration~~, if any, relating to the acquisition of ~~entities~~businesses is ~~capitalized~~recorded as goodwill and allocated to the applicable reporting units.
Under “Business Combinations,” the second paragraph on page F-13 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     The results of ~~entities~~businesses acquired or sold during the year are consolidated for the periods from, or to, the date on which control is acquired or given up.
Under “Export obligations,” the paragraph on page F-36 to F-37 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     The Company has export obligations of Rs. 31,100 million ($721.6 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 4,470 million ($103.7 million), reduced in proportion to actual exports. ~~The Company does not anticipate any liability on~~Due to the remote likelihood of the Company being unable to meet its export obligations, no loss is anticipated with respect to these obligations and hence ~~has not recorded any such liability~~no provision has been made in its consolidated financial statements.
The first and second paragraphs under “Contingencies” on page F-37 of the Preliminary Prospectus has been amended to read as follows (additions underlined):
     The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are, therefore, timing differences. Most of these disputes/disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. The Company has a right of appeal to the High Court or Supreme Court of India against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 5,884 million ($136.5 million) ~~of which~~ . Management has evaluated these contingencies and has estimated that it is reasonably possible that some of these claims may result in loss contingencies and hence has Rs. 1,831 million ($42.5 million) ~~has been recorded~~ as current liabilities as of March 31, 2007.
     Claims by third parties amounted to Rs. 6,288 million ($145.9 million) as of March 31, 2007, of which Rs. 1,419 million ($32.9 million) has been recorded as current liabilities based on management’s estimate that some of these claims would become obligations of the Company. The Company intends to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-866-500-5408, 1-800-584-6837 or 1-877-858-5407.